Exhibit 99.30
Quest Rare Minerals Ltd.
QUEST FILES PRELIMINARY SHORT FORM PROSPECTUS FOR NEW
ISSUE
-	Offering consists of units and “flow-through” shares, offered separately

-	Each unit to consist of one common share and one-half of a warrant
Toronto, September 29, 2010 — Quest Rare Minerals Ltd. (TSX-V : QRM) announced today that it has filed a preliminary short form prospectus for a new issue of units (“Units”) and “flow-through” common shares (“Flow-Through Shares”) in each of the provinces of Canada. The Units and Flow-Through Shares are being offered separately and it is a condition of the offering that not less than 60% of the gross proceeds of the offering must result from the sale of Units.
Each Unit will be comprised of one common share and one-half of a common share purchase warrant of Quest (“Warrants”). Each whole Warrant will entitle its holder to purchase one additional Quest common share for a period of 18 months from the closing date of the offering. The Units will separate into common shares and Warrants immediately upon the closing of the offering.
The proceeds from the offering will be used by Quest primarily for a pre-feasibility study on its Strange Lake B-Zone in northeastern Québec. The balance of the proceeds will be used for exploration on Quest’s Misery Lake project and for working capital.
The issue price of the Units and Flow-Through Shares, and the exercise price of the Warrants included in the Units, will be determined in the context of the market at the time of filing a final short form prospectus in respect of the offering.
The offering will be conducted through a syndicate of agents led by Dundee Securities Corporation and including CIBC World Markets Inc., Euro Pacific Canada Inc. and Stonecap Securities Inc. (the “Agents”). Quest will grant an over-allotment option to the Agents, exercisable for a period of 30 days following the closing of the offering, to purchase additional Units and Flow-Through Shares in a maximum number equal to 15% of the number of Units and Flow-Through Shares sold pursuant to the offering, solely to cover the Agents’ over-allocation position, if any. The Agents may elect to fill their over-allocation position, if any, by exercising the over-allotment option for additional Flow-Through Shares only, for additional Units only, for Warrants forming part of the additional Units only (and purchasing common shares of the Corporation in the secondary market), or for any combination thereof.
The offering is subject to customary conditions and regulatory approval, including that of the TSX Venture Exchange.

About Quest Rare Minerals
Quest Rare Minerals Ltd. is a Canadian-based exploration company focused on the identification and discovery of new rare earth deposit opportunities. Quest is publicly-listed on the TSX Venture Exchange as “QRM” and is led by an experienced management and technical team. Quest is currently advancing several projects in certain of Canada’s premier exploration areas: the Strange Lake and Misery Lake areas of northeastern Quebec, the Kenora area of northwestern Ontario and the Plaster Rock area of northwestern New Brunswick. Quest’s 2009 exploration program led to the discovery of a new Rare Earth metal deposit, the B-Zone, on its Strange Lake property in northeastern Quebec. Quest recently filed a 43-101 Inferred Resource Estimate as well as a Preliminary Economic Assessment (PEA) on the B-Zone deposit. In addition, Quest announced the discovery of a new area of rare earth element (REE) mineralization on its Misery Lake project, approximately 120 km south of the Strange Lake project. Quest continues to pursue high-value project opportunities throughout North America.
This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold within the United States or to United States Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.
This news release is not for distribution to United States newswire services or for dissemination in the United States.
For further information please contact:
Peter J. Cashin
President & CEO
Tel: (416) 916-0777 or 1-887-916-0777
Fax: (416) 916-0779
E-mail: info@questrareminerals.com
URL: www.questrareminerals.com
Forward-Looking Statements
Certain of the information contained in this news release may contain “forward-looking information”.Forward-looking information and statements may include, among others, statements regarding the future plans, costs, objectives or performance of Quest Rare Minerals Ltd. (the “Corporation”), or the assumptions underlying any of the foregoing. In this news release, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at or by which, such future performance will be achieved. Forward-looking statements and information are based on information available at the time and/or management’s good-faith belief with respect to future events and are subject to known or unknown risks, uncertainties, assumptions and other unpredictable factors, many of which are beyond the Corporation’s control. These risks, uncertainties and assumptions include, but are not limited to, those described under “Risk Factors” in the Corporation’s annual information form dated July 16, 2010 and could cause actual events or results to differ materially from those projected in any forward-looking statements. The Corporation does not intend, nor does the Corporation undertake any obligation, to update or revise any forward-looking information or statements contained in this news release to reflect subsequent information, events or circumstances or otherwise, except if required by applicable laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.